UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CIG Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
One Towne Square, Suite 1850
_____
(No. and Street)

Southfield	MI	48076
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Osman Minkara	248-827-1010	oMinkara@cigcapitaladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimension
_____
(Name – if individual, state last, first, and middle name)

3111 N. University Dr. Ste 621	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

4/13/2010		5036	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Osman Minkara _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CIG Securities _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Signed by:

Osman Minkara

0D1FACBE8814486...

Title:

Managing Principle

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CIG Securities, Inc.

Financial Statements
and Supplementary Information
(Confidential per Rule 17a-5(e)(3))

Year Ended December 31, 2025

CIG Securities, Inc.

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of **CIG Securities, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **CIG Securities, Inc.** as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **CIG Securities, Inc.** as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **CIG Securities, Inc.** management. Our responsibility is to express an opinion on **CIG Securities, Inc.'s** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **CIG Securities, Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2 - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1994 ("supplemental schedules") in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of **CIG Securities, Inc.'s** financial statements. The supplemental information is the responsibility of **CIG Securities, Inc.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2 - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1994 ("supplemental schedules") in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **CIG Securities, Inc.'s** auditor since 2026.
Assurance Dimensions, LLC
Coral Springs, Florida
April 30, 2026

**ASSURANCE DIMENSIONS, LLC**
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

CIG Securities, Inc.

Statement of Financial Condition

December 31, 2025

Assets	
Cash	$51,017
Prepaid expenses and other	2,448
Total Assets	**53,465**

Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	41,080
Total Liabilities	**41,080**
Commitments and contingencies (Note 5)	
Stockholder's Equity:	
Common stock, $1 par value - 60,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	299,893
Retained deficit	(287,608)
Total Stockholder's Equity	**12,385**
Total Liabilities and Stockholder's Equity	**$53,465**

See accompanying notes to financial statements.

CIG Securities, Inc.

Statement of Income

Year ended December 31, 2025

Revenues:	
Commissions and trails	$640,763
Total Revenues	640,763
Expenses:	
Operating Expenses	
Professional fees	38,358
Shared expenses	20,503
License and fees	19,735
Insurance	12,932
Computer expenses	8,281
Miscellaneous expenses	1,658
Total Operating Expenses	101,467
Total expenses	101,467
Net Income	$539,296

See accompanying notes to financial statements.

CIG Securities, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2025

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2025	100	$100	$198,426	$(144,100)	**$54,426**
Net income	-	-	-	539,296	**539,296**
Contributions (Forgiveness of amount due to parent)	-	-	101,467	-	**101,467**
Distributions	-	-	-	(682,804)	(682,804)
Balance, December 31, 2025	100	$100	$299,893	$(287,608)	$12,385

See accompanying notes to financial statements.

CIG Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2025

Cash Flows From Operating Activities:	
Net income	**$539,296**
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Prepaid expenses and other	7,129
Accounts payable	(7,114)
Accrued Expenses	(21,000)
Net Cash Provided by Operating Activities	518,311
Cash Flows To Financing Activities:	
Net contributions	101,467
Net distributions paid	(682,804)
Net Cash Used in financing activities	(581,337)
Net Decrease in Cash	(63,026)
Cash, Beginning of Year	114,043
Cash, End of Year	**$51,017**

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:

Interest	*0*
Income Taxes	*0*

See accompanying notes to financial statements.

CIG Securities, Inc.

Notes to Financial Statements

1. Nature of Operations

CIG Securities, Inc. (the "Company"), a subchapter S-Corporation, is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan corporation that is a fully owned subsidiary of CIG Capital Advisors (the "Parent").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are expressed in United States dollars and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash & Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be Cash & Equivalents. As of December 31, 2025, there were no amounts deposited that exceeded FDIC limits.

Accounts Receivable

The accounts receivable are stated at the amount management expects to collect. Management provides for probable uncollectible amounts through a provision for credit loss expense based on historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2025, the Company does not estimate any expected credit losses in commissions receivable. As such, no allowance has been recorded.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter-S of the Internal Revenue Code, and the Parent has elected to treat the Company as a qualified Subchapter-S Subsidiary. Accordingly, the Company's net income is included in the Parent's income tax return. The Company believes that it does not have any uncertain tax positions that result in a material impact on the Company's financial position or operations. The Company is no longer subject to examination by tax authorities for Federal and state income taxes for periods before 2020.

Revenue Recognition

The Company follows Revenue from Contracts with Customers (Topic 806).

    i) Adoption of ASC Topic 606, Revenue from Contracts with Customers

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e.

CIG Securities, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)
Revenue Recognition (continued)

reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

   ii) Significant Judgments

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

   iii) Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over the counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based (point in time) and trailing (over time) commission revenues:

Twelve Months Ended
December 31, 2025

Sales-based:		
Total sales-based revenue	$	587,412

CIG Securities, Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)
Revenue Recognition (continued)

Trailing:

Total trailing revenue		53,351
Total commission revenue	$	640,763

Administrative fees are based upon an agreement with the Parent and cover expenses related to both entities. See Related Party Note regarding related party transactions. Other income is generated by affiliation-fees charged to advisors and marketing reimbursements.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or $5,000, whichever is greater. The rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. As of December 31, 2025, the Company had net capital of $9,937 which exceeded the requirements by $4,937. The Company's net capital ratio was 4.13 to 1.

CIG Securities, Inc.

Notes to Financial Statements

4. Related Party Transactions

The Company has a service agreement with the Parent. The Parent provides all administrative office services, and the Company agrees to pay for these office services monthly. The charges for office services for the year ended December 31, 2025, were $20,503.

The Company also has an arrangement with its Parent related to the collection of revenue and payment of expenses. Under these arrangements, certain Company related commissions revenue are collected by the Parent on behalf of the Company, and certain Company expenses are paid by the Parent on behalf of the company.

The related intercompany activity was settled at the end of the month through capital contributions as applicable. During the year ended December 31, 2025, the company recorded capital contributions of $101,467 related to expenses paid by the Parent on behalf of the company, which were treated as forgiveness of amounts due to the Parent. The Company also recorded net distributions to the Parent and an affiliated entity in the amount of $431,671and $251,133, respectively.

Since the related intercompany activity was settled through equity transactions, no related party receivable or payable related to was presented in the accompanying statement of financial condition as of December 31, 2025.

5. Commitments and Contingencies

The Company may be subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of the claims and litigation, if any, will not have a material adverse effect on the Company's financial position.

6. Off-Balance Sheet Risk, Market Risk and Concentration of Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company's policy is to monitor its market exposure and counterparty risk. There were no losses incurred due to off-balance sheet risk during the year. For 2025, 60% of revenues come from the products of a single insurance company. The firm does not view this as a concentration risk.

CIG Securities, Inc.

Notes to Financial Statements

7. Broker Dealer – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of service, agency transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

8. Subsequent Events

Management has evaluated subsequent events through April 30, 2026 the date on which the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment or disclosure in the financial statements.

CIG Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Supplementary Information

December 31, 2025

Computation of Net Capital:	
Total stockholder's equity	$12,385
Less Non-allowable assets	
Prepaid expenses	(2,448)
Net Capital	**$9,937**

Computation of Basic Net Capital Requirement:	
Minimum net capital, the greater of $5,000 or 6-2/3% of aggregate indebtedness	$5,000
Excess net capital	$4,937

Computation of Aggregate Indebtedness:	
Account Payable	$41,080
Total Aggregate Indebtedness	$41,080
Ratio of aggregate indebtedness to net capital	4.13 to 1

Reconciliation of the Computation of Net Capital Indebtedness Under Rule 15c3-1

Net capital, as reported on Part II of the Focus Report (unaudited)	$9,914
Adjustments	23
Net Capital Reported on Schedule – Computation of Net Capital	$9,937

Schedule II – Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1994

The Company has no reserve deposit obligations from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered “Non-Covered Firm” pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the company.

The Company has no information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission.

15

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com







CIG // CAPITAL ADVISORS

CIG Securities, Inc.'s Exemption Report

CIG Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company did not claim an exemption under paragraph (k) 17 C.F.R. 240.15c3-3,

(2) The Company is filing this Exemption Report as it is currently relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

<u>CIG Securities, Inc</u>.

I, Osman Minkara swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:
Osman Minkara
0D1FACBE8814486...

Osman Minkara
Managing Partner

April 30, 2026

One Towne Square, Suite 1850, Southfield, Michigan
TELEPHONE 248.827.1010 // FAX 248.827.7167 // cigcapitaladvisors.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
CIG Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of CIG Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
April 30, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Stockholder of **CIG Securities, Inc.**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **CIG Securities, Inc.** (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CIG Securities, Inc.'s management is responsible for compliance with the provisions, throughout the most recent fiscal year, contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **CIG Securities, Inc.**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
April 30, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com